SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

Sterion Incorporated

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

85916A 10 1

(CUSIP Number)

Girard P. Miller, Esq.

Lindquist & Vennum P.L.L.P.

4200 IDS Center

80 South Eighth Street

Minneapolis, Minnesota 55402

Telephone:  (612) 371-2467

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 31, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))

CUSIP No. 85916A 10 1
1	NAME OF REPORTING PERSON: CMM Properties, LLC c/o Gary W. Copperud I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) 00 (Cash Reserves)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Colorado
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 701,597
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 701,597
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 701,597
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) [ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.19%
14		TYPE OF REPORTING PERSON (See instructions) 00 (Limited Liability Company)

CUSIP No. 85916A 10 1

Item 1.

Security and Issuer.

(a)

Title of Class of Securities: Common Stock, $.01 par value (the "Common Stock"), one-year Warrants immediately exercisable for purchase of Common Stock (the "Warrants") and options immediately exercisable for purchase of Common Stock (the "Options")

(b)

Name of Issuer:  Sterion Incorporated

(c)

Address of Issuer's Principal Executive Offices: 13828 Lincoln Street N.E., Ham Lake, MN 55304

Item 2.

Identity and Background.

(a)

Name of Person Filing:   CMM Properties, LLC (the "Reporting Person")

 c/o Gary W. Copperud

(b)

Business Address:  c/o Gary W. Copperud, 13828 Lincoln Street N.E.,

Ham Lake, MN  55304

(c)

Principal Occupation or Employment:   Investments

(d)

Conviction in a criminal proceeding during the last five years:   No

(e)

Subject, during the last five years, to a judgment, decree or final order enjoining securities laws violations:

   No

(f)

Citizenship:   CMM Properties, LLC is a Colorado limited liability company.

Item 3.

Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4.

Purpose of Transaction.

Not applicable.

Item 5.

Interest in Securities of Issuer

(a)

Number and Percentage of Class beneficially owned:

As of December 31, 2003, the Reporting Person holds an aggregate 701,597 securities of the Issuer, including 501,718 shares of Common Stock, 129,879 immediately exercisable warrants for purchase of Common Stock of the Issuer, and 70,000 immediately exercisable options for the purchase of Common Stock of the Issuer, which represents 36.19% of the total 1,738,618 shares of the Issuer reported by its transfer agent as outstanding at December 31, 2003.

(b)

For information on voting and dispositive power with respect to the above listed shares, see Items 5-8 of the cover page.

(c)

Recent Transactions in Securities of the Issuer:   None.

(d)

Ability to Direct the Receipt of Dividends or the Proceeds of Sale of Securities:

Not applicable.

(e)

Last Date on Which Reporting Person Ceased to be a 5% Holder:

Not applicable.

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, except that the Reporting Person has an informal, unwritten, non-binding understanding with Kenneth Brimmer, a shareholder and director of the Issuer.  Such understanding, to date, is to the effect that each will try (but not necessarily beforehand) to keep the other informed of any significant purchases or sales which such person makes, and that each will share, with the other, information concerning the Issuer, and requests for information addressed to the Issuer, which might affect the valuation of their respective investments.

Item 7.

Material to be Filed as Exhibits.

None.

Signature

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   February 13, 2004.

CMM PROPERTIES, LLC

By:   /s/  Gary W. Copperud

Its:          Manager